UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2010
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)
México

(Jurisdiction of incorporation or organization)
Bosque de Alisos No. 47A— 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑       Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐ No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

     We have prepared this report to provide investors with disclosure regarding recent developments in our business and our results of operations for the six -month period ended June 30, 2010. The information in this report updates information contained in our annual report on Form 20-F for the year ended December 31, 2009 (SEC File No. 1-15132 ), filed with the Securities and Exchange Commission on May 28, 2010.
Exhibits
Exhibit 99.1     Condensed Consolidated Unaudited Statements of ASUR

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
     The following tables present a summary of our consolidated financial and operating information and that of our subsidiaries for each of the periods indicated. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements, including the notes thereto. Our financial statements are prepared in accordance with Mexican Financial Reporting Standards (NIFs), which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 19 to our audited annual consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2009 (“2009 Annual Report”) provides a description of the principal differences between Mexican NIF and U.S. GAAP as they relate to our business.
     Information as of and for the six months ended June 30, 2009 and 2010 has been derived from, should be read in conjunction with and is qualified in its entirety by reference to, our unaudited consolidated interim financial statements and the notes thereto. The unaudited financial information presented below has been prepared on the same basis as our audited annual consolidated financial statements, and, in our opinion, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial condition and results of operation as of the dates and for the periods specified. Results for the six months ended June 30, 2010 are not, however, necessarily indicative of results to be expected for the full year 2010.

	Year ended December 31,												Six months ended June 30,
	2005		2006		2007		2008		2009		2009		2009		2010		2010
	(thousands of constant Mexican pesos as of						(thousands of nominal				(thousands		(thousands of nominal				(thousands
	December 31, 2007)(1)						Mexican pesos)(1)				of U.S.$) (2)		Mexican pesos)(1)				of U.S.$) (2)
													(unaudited)
Income statement data:
Mexican NIF:
Revenues:
Aeronautical services(3)	Ps.	1,577,295	Ps.	1,647,594	Ps.	1,890,950	Ps.	2,101,879	Ps.	2,042,647	US$	159,201	Ps.	1,083,561	Ps.	1,227,427	US$	95,664
Non-aeronautical services(4)		650,889		675,530		894,941		1,066,828		1,088,537		84,839		579,505		641,977		50,035
Construction services(5)		—		—		—		—		—		—		—		217,667		16,965

Total revenues		2,228,184		2,323,124		2,785,891		3,168,707		3,131,184		244,040		1,663,066		2,087,071		162,644
Operating expenses:
Cost of services		(602,436)		(665,275)		(743,642)		(810,101)		(788,562)		(61,459)		(386,544)		(405,393)		(31,596)
Cost of construction(5)		—		—		—		—		—		—		—		(217,667)		(16,965)
General and administrative expenses		(110,907)		(101,156)		(104,019)		(114,159)		(121,708)		(9,486)		(54,039)		(78,590)		(6,125)
Technical assistance fee(6)		(71,721)		(73,707)		(91,945)		(104,485)		(103,518)		(8,068)		(57,193)		(64,779)		(5,049)
Government concession fee(7)		(111,409)		(116,007)		(139,294)		(154,752)		(150,559)		(11,734)		(78,632)		(89,843)		(7,002)
Depreciation and amortization(5)		(468,653)		(506,124)		(540,821)		(601,513)		(629,507)		(49,063)		(315,941)		(178,534)		(13,915)

Net comprehensive financing		24,558		15,786		15,144		174,272		20,156		1,571		21,382		13,432		1,047
Non-ordinary items(8)		(9,678)		(16,242)		(2,385)		(9,734)		(15,384)		(1,199)		(12,444)		(676)		(53)

Income before taxes(5)		877,938		860,399		1,178,929		1,548,235		1,342,102		104,602		779,655		1,065,021		83,006
Provision for income taxes		(269,893)		(312,432)		(656,568)		(498,766)		(544,692)		(42,453)		(312,489)		(289,890)		(22,593)

Net income		608,045		547,967		522,361		1,049,469		797,410		(62,149)		467,166		775,131		60,413
Basic and diluted earnings per share(9)		2.03		1.83		1.74		3.50		2.66		0.21		1.56		2.58		0.20
Basic and diluted earnings per ADS (unaudited)(10)		20.27		18.27		17.41		34.98		26.58		2.07		15.57		25.84		2.01
Dividends per share(11)		0.69		0.73		0.77		2.00		6.28		0.49		6.28		2.50		0.19
U.S. GAAP:
Revenues		2,228,184		2,319,110		2,771,216		3,174,893		3,137,370		244,522		—		—		—
Operating income		819,554		862,234		1,253,490		1,587,205		1,543,809		120,322		—		—		—
Net income		487,938		431,597		257,274		1,219,609		919,236		71,644		—		—		—
Basic and diluted earnings per share(9)		1.63		1.44		0.86		4.07		3.06		0.24		—		—		—
Basic and diluted earnings per ADS (unaudited)(10)		16.26		14.39		8.58		40.65		30.64		2.39		—		—		—
Other Operating Data (Unaudited):
Total passengers (thousands of passengers)		13,321.3		13,779.9		16,238.8		17,752.4		15,535.6		—		8,238.9		8,966.6		—
Total air traffic movements (thousands of movements)		209.9		220.5		262.3		270.1		246.5		—		125.1		138.0		—
Total revenues per passenger (in pesos)	Ps.	167.3	Ps.	168.6	Ps.	171.6	Ps.	178.5	Ps.	201.5	US$	15.71	Ps.	201.9	Ps.	232.8		US$18.14

	As of December 31,												As of June 30,
	2005		2006		2007		2008		2009		2009		2010		2010
													(thousands of
													nominal
	(thousands of constant Mexican pesos as of						(thousands of nominal Mexican				(thousands of		Mexican		(thousands of
	December 31, 2007)(1)						pesos)(1)				U.S.$) (2)		pesos)(1)		U.S.$) (2)
													(unaudited)
Balance Sheet Data:
Mexican NIF:
Cash and marketable securities	Ps.	1,655,728	Ps.	1,288,353	Ps.	1,925,697	Ps.	1,733,512	Ps.	961,404	US$	74,931	Ps.	590,693	US$	46,038
Total current assets		2,006,628		1,702,364		2,415,241		2,793,941		2,083,163		162,359		2,024,223		157,765
Airport concessions, net(5)		8,501,010		8,242,778		8,037,900		7,833,022		7,628,144		594,527		14,646,907		1,141,561
Rights to use airport facilities, net(5)		2,265,447		2,246,711		2,189,975		2,123,865		2,057,476		160,357		—		—
Total assets(5)		15,183,527		15,503,054		16,676,081		17,374,594		16,695,708		1,301,241		17,262,564		1,345,421
Current liabilities		380,966		254,564		317,002		621,570		399,482		31,135		568,182		44,283
Total liabilities(5)		1,120,341		1,199,766		2,170,554		2,419,598		2,838,013		221,191		2,954,433		230,265
Capital Stock		12,799,204		12,799,204		12,799,204		12,799,204		12,799,204		997,553		12,799,204		997,553
Net equity/stockholders’ equity(5)		14,063,186		14,303,288		14,505,527		14,954,996		13,857,695		1,080,050		14,308,131		1,115,157
U.S. GAAP:
Cash and cash equivalents		1,159,233		859,857		1,870,675		1,733,512		876,922		68,346		—		—
Total current assets		2,054,071		1,727,121		2,542,644		2,927,037		2,125,101		165,628		—		—
Airport concessions, net		92,810		30,916		22,376		13,776		5,237		408		—		—
Rights to use airport facilities, net		1,770,376		1,717,356		1,671,325		1,615,667		1,560,081		121,591		—		—
Total assets		8,182,141		8,273,993		8,579,690		9,709,366		8,907,632		694,249		—		—
Total liabilities		387,534		266,370		546,042		1,056,109		1,219,139		95,018		—		—
Capital stock		6,989,281		6,989,281		6,989,281		6,989,281		6,989,281		544,735		—		—
Net equity/stockholders’ equity		7,794,607		8,007,623		8,033,648		8,653,257		7,688,493		599,231		—		—

	Year ended December 31,												Six months ended June 30,
	2005		2006		2007		2008		2009		2009		2009		2010		2010
	(thousands of constant Mexican pesos as of						(thousands of nominal				(thousands of		(thousands of nominal				(thousands of
	December 31, 2007)(1)						Mexican pesos)(1)				U.S.$) (2)		Mexican pesos)(1)				U.S.$) (2)
													(unaudited)
Statement of Changes in Financial Position:(12)
Mexican NIF:
Resources provided by operating activities	Ps.	1,336,897	Ps.	1,070,404	Ps.	1,622,626
Resources used in financing activities		(296,442)		(307,865)		(320,122)
Resources used in investing activities		(682,558)		(1,129,915)		(665,160)
Increase (decrease) in cash and marketable securities		357,897		(367,376)		637,344

Cash Flow Data:(12)
Mexican NIF:
Cash flow provided by operating activities							Ps.	1,555,172	Ps.	1,366,096	US$	106,472	Ps.	811,987	Ps.	1,250,659	US$	97,475
Cash flow used in financing activities								(951,264)		(1,529,675)		(119,221)		(1,475,130)		(1,409,357)		(109,843)
Cash flow used in investing activities								(796,093)		(608,529)		(47,428)		(97,049)		(212,013)		(16,524)
Decrease in cash and marketable securities								(192,185)		(722,108)		(56,280)		(760,192)		(370,711)		(28,893)
U.S. GAAP:
Cash flow provided by operating activities(12)		1,211,614		993,150		1,637,468		1,343,587		1,243,102		96,886		—		—		—
Cash flow used in financing activities(13)		(207,507)		(218,582)		(231,249)		(600,000)		(1,338,545)		(104,324)		—		—		—
Cash flow used in investing activities		(872,745)		(1,028,787)		(364,250)		(880,750)		(761,147)		(59,323)		—		—		—
Effect of inflation on cash and cash equivalents		(34,259)		(45,157)		(31,151)		—		—		—		—		—		—
Increase (decrease) in cash and cash equivalents		97,103		(299,376)		1,010,818		(137,163)		(856,590)		(66,761)		—		—		—

(1)	Except for operating data. Per share and per passenger peso amounts are expressed in pesos (not thousands of pesos).

(2)	Except for operating data. Translated into dollars at the rate of Ps. 12.8306 per U.S. dollar, the Federal Reserve Board exchange rate for Mexican pesos at June 30, 2010. Per share and per passenger dollar amounts are expressed in dollars (not thousands of dollars).

(3)	Revenues from aeronautical services include those earned from passenger charges, landing charges, aircraft parking charges, charges for airport security services and charges for use of passenger walkways.

(4)	Revenues from non-aeronautical services are earned from the leasing of space in our airports, access fees collected from third parties providing services at our airports and miscellaneous other sources.

(5)	In 2010, we adopted Mexican INIF 17, “Service Concession Contracts”, which requires us to classify revenues and expenses from construction and improvements to concessioned assets under the line items “Construction services” and “Cost of construction”. In addition, INIF 17 requires us to reclassify all fixed assets as intangible assets under “Airport concessions, net”. Finally, INIF 17 requires us to include all fixed assets under “Airport Concessions, net” and to modify amortization rates in accordance with the remaining period of the concession, using the straight line method, for those fixed assets constructed or acquired since 2008. Previously we amortized fixed assets based on the estimated remaining useful life of the particular asset. As a result, our results as of and for the six months ended June 30, 2010 may not be comparable to prior periods. See “Recent Developments—Adoption of INIF 17”.

(6)	Since April 19, 1999, we have paid ITA a technical assistance fee under the technical assistance agreement entered into in connection with the purchase by ITA of our Series BB shares. This fee is described in “Item 7. Major Stockholders and Related Party Transactions—Related Party Transactions—Arrangements with ITA” in our 2009 Annual Report.

(7)	Each of our subsidiary concession holders is required to pay a concession fee to the Mexican government under the Ley Federal de Derechos (Mexican Federal Duties Law). The concession fee is currently 5% of each concession holder’s gross annual revenues from the use of public domain assets pursuant to the terms of its concession.

(8)	Non-ordinary items refers to restructuring and contract termination fees and loss on natural disasters. On January 1, 2007, we adopted Mexican NIF B-3,“Statement of Income” which incorporates, among other things, a new approach to classifying income and expenses as ordinary and non-ordinary, eliminates special and extraordinary items and establishes employees’ profit sharing as an ordinary expense and not as tax. Accordingly, our selected data for 2005 and 2006 have also been reclassified to conform to NIF B-3.

(9)	Shares outstanding for all periods presented were 300,000,000.

(10)	Based on the ratio of 10 Series B shares per ADS.

(11)	Income tax was payable on the dividends because the distribution was not made from our after-tax earnings account.

(12)	In 2008, we adopted Mexican NIF B-2 “Cash-Flow” which requires us to present a statement of cash flows in place of a statement of changes in financial position. The statement of cash flows classifies cash receipts and payments according to whether they stem from operating, investing or financing activities.

(13)	We have reclassified certain amounts in prior periods relating to tax on dividends from financing activities to operating activities.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2010
          The following discussion should be read in conjunction with, and is entirely qualified by reference to, our unaudited consolidated condensed financial statements as of and for the six months ended June 30, 2010 and the notes thereto. Our unaudited consolidated condensed financial statements have been prepared in accordance with Mexican NIF, which differs in certain significant respects from U.S. GAAP. Our results of operations for the six-month period ended June 30, 2010 are not necessarily indicative of results to be expected for the entire fiscal year. The following discussion should also be read in conjunction with “Operating and Financial Review and Prospects” in our 2009 Annual Report.

          Our results as of and for the six months ended June 30, 2010 include the effects of INIF 17 and, as a result, may not be comparable to prior periods. See “Recent Developments—Adoption of INIF 17”
Passenger Traffic
          For the first half of 2010, total passenger traffic increased by 8.8% as compared to the first half of 2009. International passenger traffic increased by 11.4% while domestic passenger traffic increased by 4.8%. The 11.4% increase in international passenger traffic resulted mainly from an increase of 11.7%, 12.5%, 17.7% and 11.0% in international traffic at the Cancún, Mérida, Veracruz and Villahermosa airports, respectively. The 4.8% increase in domestic passenger traffic resulted mainly from increases of 11.1%, 12.6%, and 3.4% in domestic traffic at the Cancún, Mérida and Veracruz airports, respectively.
          On April 28, 2009, the World Health Organization announced the outbreak of the H1N1 Influenza in Mexico. Mainly as a result of the outbreak and the global recession, total passenger traffic in 2009 declined 2.1% in April, 50.7% in May, 28.4% in June, 16.7% in July, 12.8% in August, 10.7% in September, 7.2% in October, 7.1% in November and 4.1% in December, as compared to the corresponding months in 2008. During 2010, total passenger traffic declined by 4.6% in January, 6.9% in February, increased 0.2% in March, decreased 0.9% in April, and increased 85.8% in May and 25.5% in June, as compared to the corresponding months in 2009.
Domestic Passengers (in thousands)

	For the six months ended June 30,
	2009	2010	% Change
Airport
Cancún	1,391.6	1,545.7	11.1
Cozumel	26.0	20.4	(21.5)
Huatulco	160.5	159.7	(0.5)
Mérida	451.5	508.2	12.6
Minatitlán	66.8	65.2	(2.4)
Oaxaca	234.9	205.7	(12.4)
Tapachula	105.0	90.8	(13.5)
Veracruz	381.3	394.4	3.4
Villahermosa	353.9	332.8	(6.0)

Total	3,171.5	3,322.9	4.8

Note:	Passenger figures exclude transit and general aviation passengers.
International Passengers (in thousands)

	For the six months ended June 30,
	2009	2010	% Change
Airport
Cancún	4,661.0	5,204.0	11.7
Cozumel	226.7	245.4	8.3
Huatulco	49.8	53.6	7.6
Mérida	44.0	49.5	12.5
Minatitlán	1.6	2.7	68.8
Oaxaca	30.6	27.0	(11.8)
Tapachula	2.0	2.1	5.0
Veracruz	29.9	35.2	17.7
Villahermosa	21.8	24.2	11.0

Total	5,067.4	5,643.7	11.4

Note:	Passenger figures exclude transit and general aviation passengers.

Total Passengers (in thousands)

	For the six months ended June 30,
	2009	2010	% Change
Airport
Cancún	6,052.6	6,749.7	11.5
Cozumel	252.7	265.8	5.2
Huatulco	210.3	213.3	1.4
Mérida	495.5	557.7	12.6
Minatitlán	68.4	67.9	(0.7)
Oaxaca	265.5	232.7	(12.4)
Tapachula	107.0	92.9	(13.2)
Veracruz	411.2	429.6	4.5
Villahermosa	375.7	357.0	(5.0)

Total	8,238.9	8,966.6	8.8

Note:	Passenger figures exclude transit and general aviation passengers.
Consolidated Results
          Consolidated revenues for the first half of 2010 increased by 25.5% as compared to the first half of 2009 to Ps.2,087.1 million. This was mainly due to: increases of 13.3% in revenues from aeronautical services, principally as a result of the 8.8% increase in passenger traffic during the period and 10.8% in revenues from non-aeronautical services, principally as a result of the 10.3% rise in commercial revenues detailed below; and initial recognition of Ps.217.7 million in revenues from construction services as a result of our adoption of INIF 17. See “Recent Developments—Adoption of INIF 17”. Total revenues per workload unit increased 14.8% from Ps.196.4 in the first half of 2009 to Ps.225.4 in the first half of 2010 due to a 25.5% increase in revenues which more than offset the 9.4% increase in workload units from 8.5 million in the first half of 2009 to 9.3 million in the first half of 2010.
          Our consolidated revenues from aeronautical services, net of rebates, increased 13.3% to Ps.1, 227.4 million in the first half of 2010 from Ps.1,083.6 million in the first half of 2009. Revenues from passenger charges increased 14.4% to Ps. 949.1 million over the same period in 2010 (77.3% of our aeronautical revenues during the period) from Ps.829.5 million in the first half of 2009 (76.6% of our aeronautical revenues during the period), principally because of an increase in passenger volume and an increase in rates that took effect in the third quarter of 2009. See “Item 4. Information on the Company—Regulatory Framework—Price Regulation-Current Maximum Rates” in our 2009 Annual Report for a discussion of the increase in maximum rates. Aeronautical revenues per workload unit increased 3.6% from Ps.128.0 in the first half of 2009 to Ps.132.6 in the first half of 2010.
          Revenues from non-aeronautical services increased 10.8% to Ps.642.0 million in the first half of 2010 from Ps.579.5 million in the first half of 2009. The primary factor influencing the change in non-aeronautical revenue was a 10.3% increase in commercial revenues, in large part due to the 8.8% increase in passenger volume. There were increases in revenues of: 7.0% in duty-free stores; 11.9% in retail operations; 14.8% in food and beverage; 68.9% in banking and currency exchange services; 17.2% in car rentals; 25.7% in ground transportation services and 9.1% in other revenues. These increases were partially offset by revenue declines of: 5.7% in parking lot fees; 9.2% in advertising; and 23.1% in teleservices. Non-aeronautical revenue per terminal passenger increased 1.3%, to Ps.69.3 per passenger in the first half of 2010 from Ps.68.4 per passenger in the first half of 2009.
          Our revenues from regulated sources in the first half of 2010 were Ps.1,287.5 million, a 12.9% increase compared to Ps.1,140.2 million during the first half of 2009, mainly due to the increase in total passenger traffic of 8.8%. During the first half of 2010, Ps.581.9 million of our revenues was derived from non-regulated sources, a 11.3% increase from the Ps.522.9 million of revenues derived from non-regulated sources for the first half of 2009. This increase was primarily due to the 10.3% increase in commercial revenues described above, from Ps.502.7 million in the first half of 2009 to Ps.554.5 million in 2010. See “Item 5. Operating and Financial Review and Prospects—Classification of Revenues and Price Regulation” in our 2009 Annual Report for a discussion of our price regulation system.

          Total operating expenses for the first half of 2010 increased 16.0% as compared to the first half of 2009. This was primarily due to: increases of 45.4% in general and administrative expenses, principally in labor costs resulting from the reassignment of employees from certain operating areas of Cancún airport (whose employee costs are recorded as a cost of service) to corporate (whose employee costs are recorded as a general and administrative expense) and higher professional fees; 4.9% in cost of services resulting from the increase in passenger traffic and higher energy cost and equipment lease charges; 13.3% in technical assistance fees, reflecting the corresponding increase in our consolidated earnings before comprehensive financing costs, income taxes, and depreciation and amortization, which is the basis used to determine the technical assistance fees during the period; and 14.3% in concession fees paid to the Mexican government, mainly due to higher revenues and an increase in the taxable base (a factor in the calculation of the fee); as well as initial recognition of Ps.217.7 million in costs of construction services as a result of our adoption of INIF 17. See “Item 5. Operating and Financial Review and Prospects—Operating Costs—Technical Assistance Fee and Government Concession Fee” in our 2009 Annual Report for a discussion of the technical assistance and government concession fees, and “Recent Developments—Adoption of INIF 17” for a discussion of the adoption of INIF 17. These increases were partially offset by a 43.5% decline in depreciation and amortization resulting from the difference between new investments in fixed assets, improvements made to concession assets and the end of their useful life and from the adoption of INIF 17, which requires us to amortize fixed assets constructed or acquired since 2008 in accordance with the remaining period of the concession, using the straight line method, whereas before, these assets were amortized in accordance with their estimated remaining useful life. Our operating expenses per workload unit increased 6.0% from Ps.105.39 in the first half of 2009 to Ps.111.75 in the first half of 2010.
          Our operating margin increased to 50.4% in the first half of 2010 from 46.3% in the first half of 2009. This was mainly the result of a 25.5% increase in revenues that more than offset the 16.0% increase in operating expenses during the period.
          Comprehensive financing cost for the first half of 2010 declined by Ps.8.0 million compared to the first half of 2009. During the first half of 2010, we reported net interest income of Ps.8.0 million, an exchange rate net gain of Ps.7.8 million and a mark-to-market loss in an interest rate swap of Ps.2.3 million. Net interest income resulted from interest income of Ps.25.3 million and accrued interest expense of Ps.17.3 million.
Income Taxes
          Following the changes in Mexican tax law that took effect January 1, 2008, which established a new flat rate business tax (Impuesto Empresarial a Tasa Unica, or “IETU”) and eliminated the asset tax, we evaluated and reviewed our deferred assets and liabilities position under Mexican NIF.
          Under current tax law, our airports are taxed based on the higher of IETU or income tax. Any IETU amounts paid during the taxable year are applied to offset income tax liabilities. The provision for income taxes for the first half of 2010 declined by 7.2% to Ps.289.9 million, compared to Ps.312.5 million in the first half of 2009.
          Of the total Ps.22.6 million reduction in income taxes, our provision for IETU decreased by Ps.66.9 million, which was partially offset by a Ps.44.3 million increase in the provision for income taxes as compared to the first half of 2009 because we currently estimate that Cancún airport will generate income tax liability rather than IETU in 2010.
Net income
          Net income for the first half of 2010 increased 65.9% to Ps.775.1 million from Ps.467.2 million in the first half of 2009. Earnings per ordinary (Series B and Series BB) share for the first half of 2010 were Ps.2.5838, or earnings of US$2.0116 per ADS (one ADS represents ten Series B shares). This compares with earnings of Ps.1.5572 per ordinary share, or earnings of US$1.2124 per ADS, for the first half of 2009.
Balance Sheet
          On June 30, 2010, Airport Concessions represented 84.8% of our total assets, with current assets representing 11.7% and other assets representing 3.5%.
          Cash and marketable securities on June 30, 2010 were Ps.590.7 million, a 38.6% decline from Ps.961.4 million on June 30, 2009. This was mainly the result of a Ps.750.0 million cash dividend paid in the second quarter of 2010 and bank loan payments in May and June of 2010 totalling Ps.363.6 million.
          Stockholder’s equity as of June 30, 2010 was Ps.14,308.1 million and total liabilities were Ps.2,954.4 million, representing 82.9% and 17.1% of total assets, respectively. Total deferred tax liabilities represented 77.3% of our total liabilities.
Capital Expenditures
          During the first half of 2010, we made investments of Ps.217.7 million as part of our ongoing plan to modernize our airports pursuant to our master development plans.
Liquidity and Capital Resources
          In the first six months of 2010, we generated Ps.1,250.7 million in cash flow from operating activities. Cash flow used in financing activities was Ps.1,409.4 million, as a result of payment of dividends of Ps.750.0 million and Ps.295.7 million of tax on dividends paid, and Ps.363.6 million in amortization of our bank loans. Cash flow used in investing activities in the first six months of 2010 was Ps.212.0 million, principally for purchases of machinery, furniture, equipment and construction expenses related to our concessioned assets.
          Total bank debt at June 30, 2010 was Ps.187.6 million. This reflects borrowings of Ps.600.0 million incurred in May and June 2009, total principal payments of Ps.418.2 million made in the fourth quarter of 2009 and the first half of 2010, and interest payable of Ps.5.8 million generated during the first half of 2010.
New Accounting Pronouncements
          Mexican NIFs B-5 (“Financial Information by Segments”), B-9 (“Financial Information at Interim Dates”), C-1 (“Cash and Cash Equivalents”) and INIF 17 (“Service Concession Contracts”), issued by the CINIF, went into effect on January 1, 2010. We believe that these reporting standards and interpretation will not have a significant impact on our financial information with the exception of INIF 17, which addresses the accounting standards to be applied to concession contracts which require improvements to be made to concessioned assets. See “Recent Developments—Adoption of INIF 17”.

RECENT DEVELOPMENTS
Challenge to Riviera Maya Bidding Process
          On May 11, 2010, the Mexican federal government initiated a public bidding process for a concession to build and operate a new airport in the Riviera Maya region, which is currently served primarily by Cancún International Airport. See “Risk Factors—Risks Related to the Regulation of Our Business—The Mexican government could grant new concessions that compete with our airports, including the Cancún International Airport” in our 2009 Annual Report.
          On June 25, 2010, we filed a challenge (amparo) against the bidding process for the Riviera Maya Airport in the first district court of Mexico. The court has agreed to consider the challenge but did not grant our request for an injunction to temporarily stop the bidding process for the Riviera Maya airport concession. It is currently our intention to participate in the public bidding process for this airport, but we cannot assure you that we will participate, that we would be successful if we did participate, that the Comision Federal de Competencia (Federal Competition Commission) will permit us to participate in the bidding process, or under what conditions we will be permitted to participate.
ASUR to Adopt IFRS Beginning In 2011
          All Mexican issuers are required to adopt International Financial Reporting Standards, or IFRS, as their accounting standard, no later than fiscal years beginning on or after January 1, 2012. We intend to adopt IFRS as our accounting standard for the fiscal year beginning January 1, 2011. We are currently evaluating the impact that the adoption of IFRS may have on our results of operations, balance sheet, and statement of cash flows.
Copenhagen Airports Agrees to Sell Its Ownership Interest in ITA
          On June 22, 2010, Copenhagen Airports A/S (“CPH”) entered into an agreement to sell its 49% aggregate interest in Inversiones y Tecnicas Aeroportuarias, S.A. de C.V., or ITA, to CPH’s local Mexican business partner and our CEO and Chairman, Fernando Chico Pardo. ITA is our strategic partner and the holder of our Series BB shares, which have special voting and management rights. See “Description of Our Capital Stock” in the accompanying prospectus for more information on the Series BB shares. Consummation of CPH’s sale of its stake in ITA to Fernando Chico Pardo is conditioned upon, among other things, approval by the Mexican authorities, including the Ministry of Communications and Transportation. We cannot assure you that such approvals will be obtained. If the sale is completed, CPH will no longer hold any interest in ITA, however, our Technical Assistance Agreement with ITA will continue in force until its scheduled termination. See “Item 5. Operating and Financial Review and Prospects—Operating Costs—Technical Assistance Fee and Government Concession Fee” in our 2009 Annual Report for a discussion of the technical assistance fee.
Adoption of INIF 17
          On July 30, 2010, we announced that we had concluded our analysis of the effects of the adoption of INIF 17, “Service Concession Contracts”. INIF 17 was issued by the Mexican Financial Reporting Standards Board (CINIF) and became effective January 1, 2010. This new standard arose from the need to provide clarification on the accounting treatment to be followed for service concession contracts for services that are considered public in nature. INIF 17 incorporates into NIF C-3 the accounting treatment for the present value of the recognition of a long term receivable, and additionally, it modifies NIF D-7 to allow the recognition of executed and approved work to be collected or work to be approved as a non-current asset.
          The following are the principal effects of INIF 17 on our results of operation and balance sheet:

•	New Category of Revenues and Cost. Under INIF 17, an operator of a service concession that is required to make capital improvements to concessioned assets, such as us, is deemed to provide construction or upgrade services. As a result, the operator is required to account for the revenues and expenses relating to those services. In our case, because we hire a third party to provide construction and upgrade services, our revenues relating to construction or upgrade services are equal to our expenses for those services. Revenues related to construction and upgrade services are presented in a new category of revenues called “Construction services” and expenses related to construction and upgrade services are presented in a new category of expenses called “Costs of construction”.
•	Intangible assets and change in amortization rates. Under INIF 17, all infrastructure to which an operator of a service concession is given access by the grantor of the concession service agreement and the upgrades to that infrastructure made by the operator are recognized as an intangible asset. These assets are amortized over the concession period. As a result, we are required to include all fixed assets under “Airport Concessions, net” and to modify amortization rates in accordance with the remaining period of the concession, using the straight line method, for those fixed assets constructed or acquired in the past. Previously we amortized fixed assets based on the estimated remaining useful life of the particular asset.
               The effects of INIF 17 are reflected in our unaudited interim financial statements as of and for the period ending June 30, 2010, and include the following net changes to our income statement:
•	an increase of Ps.217.7 million in revenues, all of which is attributable to the new category of revenues named “Construction services”;

•	an increase of Ps.217.7 million in operating expenses, all of which is attributable to the new category of expenses named “Cost of construction”;

•	a decrease of Ps.132.0 million in depreciation and amortization; and

•	an increase of Ps.19.7 million in deferred income tax and an increase of Ps.9.7 million in deferred IETU.
Because of these net changes to our income statement, the adoption of INIF 17 resulted in an increase in net income of Ps.102.6 million during the first half of 2010.
In addition, the adoption of INIF 17 resulted in the following net changes to our balance sheet as of June 30, 2010:
•	a net increase of Ps.693.0 million in total assets;

•	a net increase of Ps.165.1 million in total liabilities; and

•	a net increase of Ps.527.9 million in stockholders’ equity.
Recent Financial Difficulties of Air Carriers
     The global airline industry has recently experienced and continues to experience significant financial difficulties, marked by the filing for bankruptcy protection of several carriers and warnings regarding industry profitability. Recently, publicly available news reports have indicated that the financial condition of Mexicana, one of Mexico’s two largest carriers, has deteriorated and that a filing for bankruptcy protection might be among the options that Mexicana is considering. Mexicana (not including Mexicana Click, formerly known as Aerovías Caribe, or Mexicana Link, which are reportedly not under financial distress) accounted for Ps.62.2 million in accounts receivable at June 30, 2010 and accounted for 4.1% of our revenues for the six months ended June 30, 2010 and 4.3% of our revenues for the year ended December 31, 2009. Although we anticipate that a significant portion of Mexicana’s traffic would migrate to other carriers if its operations were curtailed, we do not have contracts with any airlines, including Mexicana, that obligate them to continue providing service to our airports, and we can offer no assurance that competing airlines would seek to increase their flight schedules if Mexicana reduced its use of our airports. In the case of a bankruptcy filing by Mexicana, our business and results of operations could be adversely affected if we do not continue to generate comparable revenues from our other customers.
FAA Downgrades Mexico to Category 2
     On July 30, 2010, the United States Federal Aviation Administration (“FAA”) announced that, following an assessment of the country’s civil aviation authority, it had determined that Mexico was not in compliance with international safety standards set by the International Civil Aviation Organization (ICAO), and as a result, downgraded Mexico’s aviation safety rating from “Category 1”, to “Category 2”. Under FAA regulations, because of this downgrade, Mexican airlines will not be permitted to expand or change their current operations between the United States and Mexico except under certain limited circumstances, code-sharing arrangements between Mexican and U.S. airlines may be suspended and operations by Mexican airlines flying to the United States will be subject to greater FAA oversight. These additional regulatory requirements may result in reduced service between our airports and the United States by Mexican airlines or an increase in the cost of that service, which may result in a decrease in demand for travel between our airports and the United States. Approximately 1.6% of the passengers that traveled through our airports traveled on flights to or from the United States operated by Mexican airlines in each of 2009 and the first six months of 2010, respectively. We cannot predict what impact the downgrade of the Mexican aviation safety rating will have on our passenger traffic or results of operations, or on the public perception of the safety of Mexican airports.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By:	/s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: August 3, 2010